Joyce, Thrasher & Kaiser
A LIMITED LIABILITY COMPANY
ATTORNEYS AT LAW
FIVE CONCOURSE PARKWAY, NE
SUITE 2350
ATLANTA, GEORGIA 30328
404 760-6000
FACSIMILE 404 760-0225
www.jtklaw.com
H. Grady Thrasher, IV
Direct Dial: (404) 760-6002
E-Mail: gthrasher@jtklaw.com
July 2, 2008
Via EDGAR
Ms. Angela McHale
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	JPC Capital Partners, Inc. (the “JPCI”) Preliminary Information Statement on Schedule 14C Filed on July ___, 2008
Dear Ms. McHale:
     Today we filed via EDGAR a revised Preliminary Information Statement on Schedule 14C for JPCI (the “Information Statement”). I am sending you this correspondence as a roadmap to the changes we implemented in connection with your last comments. These changes are as follows:
A.	We inserted a new section at the beginning of the Information Statement titled “Summary Term Sheet” and provide the information required by Item 1001 of Regulation M-A.
B.	At the bottom of Page 10, we stated the reasons for engaging in the exchange transaction with Componus as required by Section (a)(2)(iii) of Item 1004 of Regulation M-A.
C.	Beginning on Page 11 with the section entitled Componus Management’s Discussion and Analysis of Financial Conditions on Plan of Operation,” and continuing through page 14, we provide the information required in Item 17 of Form S-4 as required by Paragraph (c)(2) of the Instructions to Item 14 of Schedule 14A. As discussed and per your consent, we are providing audited financials for Componus for only fiscal years 2006 and 2007.

D.	We have included as Appendix B a copy of Componus, Inc. and Asia Forging Supply Co., Ltd. Audited Consolidated Financial Statements as of December 31, 2007 and 2006 and unaudited 1Q 2008 Financials.

JOYCE, THRASHER & KAISER
A Limited Liability Company
Ms. Angela McHale
July 2, 2008

E.	We have updated the Combined Pro-Forma Financial Information to include 1Q 2008 results.
The remainder of the Information Statement is substantially unchanged other than changes necessary to coordinate with the above.
     In accordance with your letter dated May 13, 2006, registrant, JPCI, acknowledges the following:
•	The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant
•	The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.
•	The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank your for your prompt review. As always, please do not hesitate to call if you have any questions or concerns about this filing.

Sincerely,
JOYCE, THRASHER & KAISER, LLC

H. Grady Thrasher, IV, Esq.
HGT/ad
Cc: John Canouse